SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934




                    BAYARD DRILLING TECHNOLOGIES, INC.
---------------------------------------------------------------------------
                             (Name of Issuer)



                  Common Stock, par value $.01 per share
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                      (Title of Class of Securities)



                                072700-10-7
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                              (CUSIP Number)






*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 072700-10-7         13G

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     DLB Oil & Gas, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [ X ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     1601 Northwest Expressway, Suite 700, Oklahoma City, Oklahoma 73118

     NUMBER OF        5    SOLE VOTING POWER           2,955,000 shares
       SHARES
    BENEFICIALLY      6    SHARED VOTING POWER         0 shares
      OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER      2,955,000 shares
     REPORTING
    PERSON WITH       8    SHARED DISPOSITIVE POWER    0 shares

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,955,000 shares

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                             [ X ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.3%

12   TYPE OF REPORTING PERSON*

     CO



     *SEE INSTRUCTIONS BEFORE FILLING OUT



                         STATEMENT ON SCHEDULE 13G

     This statement on Schedule 13G relates to the common stock, par value $.01 per share ("Common Stock"), of Bayard Drilling Technologies, Inc., a Delaware corporation (the "Company"), and is filed by DLB Oil & Gas, Inc. ("DLB"). DLB holds indirectly through its wholly-owned subsidiary, Bonray Holding LLC, (as to 2,955,000 shares) the shares of Common Stock reported as beneficially owned in this statement.

ITEM 1(A)   NAME OF ISSUER.

            The name of the issuer is Bayard Drilling Technologies, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            The address of the principal executive office of the issuer is 4005 Northwest Expressway, Suite 550E, Oklahoma City, Oklahoma 73116.

ITEM 2(A)   NAME OF PERSON FILING.

            This Schedule 13G is filed by DLB Oil & Gas, Inc.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
            RESIDENCE.

            The address of the principal business office of DLB, is 1601 Northwest Expressway, Suite 700, Oklahoma City, Oklahoma 73118.

ITEM 2(C)   CITIZENSHIP OR PLACE OF ORGANIZATION.

            DLB is incorporated under the laws of Oklahoma.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES.

            The class of securities to which this statement relates is the Common Stock, par value $.01 per share, of the Company.

ITEM 2(E)   CUSIP NUMBER.

            The CUSIP number for the Common Stock is 072700-10-7.

ITEM 3      REPORTING PERSON.

            This item is inapplicable.

ITEM 4      OWNERSHIP.

            See Items 5 through 11 on page 2 for DLB.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            This item is inapplicable.

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.

            This item is inapplicable.

ITEM 7      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY.

            This item is inapplicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
            GROUP.

            DLB is a party to the Second Amended and Restated Stockholders and Voting Agreement (the "Stockholders' Agreement"), dated as of October 16, 1997, by and among the Company, AnSon Partners Limited Partnership, Energy Spectrum Partners LP, and DLB, as amended, which agreement is filed as EXHIBIT 1 hereto.

            Under the terms of the Stockholders' Agreement, the parties have agreed (i) the Board of Directors shall consist of no more than ten members, (ii) Energy Spectrum shall have the right to designate one nominee for director as long as it owns at least (a) 5% of the outstanding Common Stock of the Company, (b) 50% in principal amount of the Subordinated Notes purchased in the May Financing or (c) 600,000 shares of Common Stock, (iii) Anadarko shall have the right to designate one nominee for director as long as it owns at least (a) 5% of the outstanding Common Stock of the Company or (b) 600,000 shares of Common Stock, and (iv) DLB shall have the right to designate one nominee for director as long as it owns at least 5% of the outstanding Common Stock of the Company.

            The parties to the Stockholders' Agreement are obligated to vote all of their voting securities (including certain Common Stock Equivalents) of the Company for these designees. The parties to the Stockholders' Agreement in the aggregate own approximately 29.3% of the outstanding shares of the Common Stock.

            DLB disclaims beneficial ownership of the shares of Common Stock held by any other party to the Stockholders' Agreement.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP.

            This item is inapplicable.

ITEM 10     CERTIFICATION.

            This item is inapplicable.

EXHIBITS    EXHIBIT 1

            Stockholders' Agreement, dated as of October 16, 1997, by and among the Company, AnSon Partners Limited Partnership, Energy Spectrum Partners LP and DLB Oil & Gas, Inc., (incorporated by reference to Exhibit 9.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-34451)). First Amendment to the Stockholders' Agreement, dated as of November 4, 1997, by and among the Company, AnSon Partners Limited Partnership, Energy Spectrum Partners LP and DLB Oil & Gas, Inc., (incorporated by reference to Exhibit 9.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-34451)).


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Date:  February 13, 1998



          DLB OIL & GAS, INC.



          By:  /s/ RICK A. CARLSON
               -----------------------------
               Rick A. Carlson
               Vice President of Exploration